Mail Stop 6010
Via Facsimile and U.S. Mail

March 21, 2009

Mr. Michael M. Salerno
President
Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, NJ 07701

   Re: **Life Nutrition Products, Inc.**
     Item 4.01 Form 8-K
     Filed March 19, 2009
     File No. 333--152432

Dear Mr. Salerno:

  We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on March 19, 2009

1. The letter dated March 19, 2009 from your former accountant, Rosenberg Rich Baker Berman & Co, addresses only whether they agree with your assertion that there were no disagreements during the two most recent fiscal years and subsequent interim period and does not address your other assertions relevant to services provided by this firm. Please amend your Form 8-K to include a revised letter from your former accountant that addresses all relevant disclosures made by you in response to Item 304 (a), particularly the nature of their opinions rendered on your financial statements for the previous two years and interim period through March 16, 2009.

Please amend your filing and respond to our comment within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form-type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Frank Wyman, Staff Accountant at (202) 551-3660.

Sincerely,

Franklin Wyman
Staff Accountant

Mr. Michael M. Salerno
Life Nutrition Products, Inc.
March 21, 2009
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